Exhibit 99.3

PROSOMNUS SCRIPT:

Title Page/Disclaimer

Thank you for joining us today, and welcome to the ProSomnus corporate presentation. My name is Len Liptak, Co-Founder and Chief Executive Officer of ProSomnus Sleep Technologies. I am thrilled to introduce you to our company, and to share the ProSomnus story. Before we begin, please refer to slides two and three for our legal disclaimers.

**PAUSE and show disclaimer pages for 10 seconds**

ProSomnus is a pioneer of precision intraoral devices, a new category of intraoral devices, for the treatment of obstructive sleep apnea. By precision, we mean personalized medicine: every ProSomnus device is engineered to match the anatomy and treatment plan for each patient with less than 1 millimeter of variance. ProSomnus is the only intraoral device with a proprietary digital manufacturing platform that enables mass customized manufacturing at scale. Certain research indicates that ProSomnus devices are the most effective treatment for mild and moderate obstructive sleep apnea.

Obstructive sleep apnea, or OSA, is a large, growing and underserved disease state: Lancet estimates that approximately one billion people worldwide have OSA, 74 million adults in North America have OSA, and approximately 80% remain undiagnosed. Left untreated, OSA is associated with significant comorbidities and a reduction in quality of life.

A growing body of research indicates that ProSomnus’s precision intraoral devices are associated with better outcomes, as it addresses the limitations of incumbent therapies, namely CPAP. Additionally, healthcare providers need a more effective and efficient way to manage OSA, a lifelong disease. The inability to effectively and efficiently monitor patients with OSA hinders a physician’s care and management of the disease long term.

ProSomnus is well equipped to address these opportunities. The precision devices are engineered for better patient acceptance and outcomes. Additionally, we expect that ProSomnus’s next generation device will be the first to incorporate a sensor technology to enable healthcare providers to efficiently manage the disease remotely.

Slide 5

ProSomnus is transforming the way OSA is treated. On the right hand corner of the slide is a picture of the ProSomnus device. The device has an upper splint that fits over the patient’s upper teeth, a lower splint that fits over the patient’s lower teeth, and proprietary precision prescription posts on each side of the device. These posts keep the airway open at night by holding the jaw forward and preventing it from collapsing the airway, which would otherwise result in oxygen shortages and subconscious arousals.

ProSomnus has generated considerable market acceptance and momentum. Based on management’s current estimates, the company is projected to grow at a compound annual growth rate of 70% through 2023, over 150,000 ProSomnus devices have been prescribed to patients so far, and the company has been recognized for multiple awards including being named in Inc. Magazine’s List of 5000 fastest growing companies for 3 consecutive years. We are gratified that the US Department of Defense sleep apnea initiative and the US Army designated the ProSomnus device the device of choice.

ProSomnus devices are FDA cleared class II medical devices in the United States, prescribed by physicians and delivered by dentists who specialize in sleep medicine. The devices are covered by medical insurance, and Medicare, in the United States and many countries worldwide. ProSomnus has developed a scalable, digital manufacturing platform that drives our high level of precision and allows for profitable, mass customization, and is protected by a robust portfolio of patents, trademarks and trade secrets.

Side 6

This slide represents our very basic value proposition. If you, or someone you know, is diagnosed with OSA, which would you prefer to use? We conducted a customer preference study, and 96% of respondents strongly preferred ProSomnus over their incumbent device.

Slide 7

We believe that this transaction will enable ProSomnus to accelerate in four key growth initiatives that are currently underway.

The first initiative is the North American sales force expansion. This initiative focuses on building a direct sales team to raise awareness, educate and establish efficient patient referral pathways.

Our next initiative is direct to consumer marketing, medical affairs and clinical education. This initiative is designed to create a push pull dynamic for ProSomnus devices. It will drive public awareness of sleep apnea, motivate at risk persons to get screened, and predispose them to ask for a ProSomnus device. Medical affairs and clinical education are designed to provide the evidence basis for medical guidelines and clinical education programs.

International Expansion is our third initiative, which focuses on introducing ProSomnus precision intraoral devices to high-opportunity countries around the world. Many countries offer public health reimbursement for treatment, and medical guidelines that are arguably more favorable for ProSomnus’s precision intraoral devices.

The final initiative is commercializing ProSomnus’s novel next generation device. We expect that this device will be the first to enable continuous remote monitoring of critical physiologic parameters such as heart rate, pulse rate, heart rate variability, blood oxygen and sleep apnea events, in addition to therapeutic parameters such as compliance. Today, incumbent therapies offer the ability to track therapeutic parameters which is helpful, but does not inform the healthcare provider about how the patient is responding to the treatment. We believe that the ProSomnus device will be the first, enabling more efficient, insightful and precise disease management.

We also believe that there could be a range of future growth opportunities. They may include: adjacent medical applications such as COPD, and UARS, adjacent dental applications such as orthodontic aligners, expanded OSA related indications and future generations of intraoral medical devices for sleep apnea.

Slide 8

OSA is a prevalent, chronic medical condition that is associated with major health consequences if left untreated. OSA is characterized by the recurrent collapse of the airway during sleep which constrains the flow of oxygen into the body. Untreated, OSA is associated with a 4- to 5-fold increase in mortality, stemming from cardiovascular, neurovascular and a range of other comorbidities.

Additionally, research shows untreated OSA leads to an increase in motor vehicle and operator accidents, an increase in absenteeism and poor workplace performance, a decrease in academic performance, and more stress on family, friends and spouses in general.

The picture on the top right illustrates a non-obstructed airway while the picture on the bottom right illustrates an obstructed airway. CPAP devices overcome the obstruction by forcing air down the throat. ProSomnus’s precision oral devices overcome the obstruction by gently holding the jaw in the therapeutic position indicated by the healthcare provider. A clinical trial showed that 94% of patients with mild and moderate OSA were successfully treated with ProSomnus devices.

Slide 9

Shifting gears to the total addressable market. As noted, OSA is a massive, underserved market representing an incredible opportunity to help people with OSA to live healthier lives, and we believe that ProSomnus is well positioned to make this happen. The total addressable market is estimated to be approximately 1 billion people worldwide, with 74 million in North America alone. Of that, only approximately 18 million have been diagnosed. There are 7 million people in North America who have failed CPAP, representing a tactical opportunity for ProSomnus to work with healthcare providers in a way that does not require us to take on CPAP head to head.

Multiple tailwinds are accelerating growth of this opportunity. A shift to at-home testing puts more at-risk persons into the treatment funnel and increases demand for ProSomnus devices. Previously, patients were required to get testing in a hospital or sleep lab setting: an inconvenient and uncomfortable environment. We expect that the next wave of wearable, nearable and Telehealth technologies will make it even easier for an at-risk person to get screened and or tested from home.

Slide 10

ProSomnus devices are typically covered by medical insurance, Medicare and social health programs in key international markets. The typical patient care pathway is scalable. An at-risk person is screened for OSA, and a sleep test is then ordered and scored by a sleep physician. Next, a treatment modality is selected by the managing physician. When a patient is prescribed a ProSomnus device, the patient is referred to a dental sleep specialist for device fitting and management. Once the therapy is delivered, the patient is referred back to the managing physician for ongoing disease management. Telehealth, home sleep testing and other emerging technologies are dramatically simplifying the typical care pathway, and the reimbursement economics are healthy. Additionally, there is a recurring revenue feature to the ProSomnus business model: insurers typically reimburse the therapy on a three year cycle.

Slide 11

Research suggests that ProSomnus precision devices are the most effective treatment for mild and moderate sleep apnea.

Effectiveness is defined as nightly disease alleviation, and is the most important criteria for healthcare providers. Effectiveness is the product of nightly adherence times efficacy. Research indicates that ProSomnus devices are 85% effective for mild and moderate OSA, and 74% effective across all severities, in comparison with roughly 50% for CPAP.

Slide 12

ProSomnus precision devices are the only therapy that meets the AASM gold standard for nightly sleep. Adherence is defined as the number of hours the device is utilized on a nightly basis. Multiple studies have reported over 7 hours of average nightly use for ProSomnus devices, which is 61% better than CPAP, which studies report that adherence is roughly four hours per night. It is important to note that the patient is only in efficacious therapy if the patient is adherent. There is no residual benefit if the patient is not using the therapy. We are the only commercially available OAT device that has the research objectively measuring adherence.

Slide 13

ProSomnus devices are the only therapy that scientifically demonstrate efficacy on par with CPAP for mild and moderate sleep apnea. This is important as mild and moderate account for two thirds of all sleep apnea patients.

ProSomnus is actively working to obtain a severe OSA indication approval from the FDA. We have received FDA approval for a study protocol to investigate a severe OSA indication for use. We expect that patient enrollment will begin in June of 2022.

Slide 14

This slide summarizes the clinical advantages of ProSomnus precision intraoral devices in comparison with other sleep apnea technologies. As mentioned previously, ProSomnus precision devices offer exceptional effectiveness, as indicated by research demonstrating excellent clinical efficacy and adherence.

In addition, advantages over other therapies include symptom resolution, mitigation of side effects and better economics. ProSomnus devices are estimated to be 2.3 times less expensive than CPAP over a 3 year treatment cycle and up to 20 times less expensive than hypoglossal nerve stimulation, making ProSomnus devices more affordable for patients and payors.

Slide 15

The ProSomnus difference is precision. Precision is the ability to highly personalize each device to predictably, reliably, and consistently match the patient’s anatomy and treatment plan with less than 1 mm of variance as suggested by the American Academy of Dental Sleep Medicine guidelines. Legacy oral devices have an average error of 3.7 millimeters which equates to a 37% efficacy loss. ProSomnus precision intraoral devices have a measured average prescription error of approximately 0.3 millimeters, which equates to a 3% efficacy loss.

ProSomnus devices feature several patented technologies: iterative titration mechanism, 90 degree titration mechanism, precision prescription transfer, engineered materials, biomechanical personalization, biomechanical device anatomy, and more. Additionally, ProSomnus devices are 30% smaller and more comfortable than legacy OAT devices, providing a 4.5 times larger area for the tongue, and are 8.5 times more hygienic based on 10-day stain testing.

Slide 16

ProSomnus has developed a proprietary, in-house, digital manufacturing platform, a key to enabling ProSomnus’s precision performance advantages.

Once ProSomnus receives the prescription from the dental sleep provider, we utilize our proprietary, AI-informed design and robotic milling softwares, and medical grade class VI [six] materials to optimize and precisely carve each ProSomnus device, with less than 1 millimeter of variance. The software and process has been strategically engineered to achieve the optimal balance of quality and yield, giving us a competitive advantage over incumbent devices.

Slide 17

We believe that ProSomnus’s next generation device is poised to change the future of OSA disease management.

We believe that the ProSomnus device will be the first to embed sensor technologies to enable the continuous remote patient monitoring of physiologic biometrics. This will make it more efficient to manage the disease on an ongoing basis: patients will be able to view a summary of their data on their smartphone app, as healthcare providers will be able to download comprehensive data from the cloud.

Remote physiological monitoring is a covered benefit from Medicare and a growing number of private insurers.

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Slide 19

ProSomnus has a strong salesforce today consisting of 10 reps as of Q1 2022 across the U.S. and Europe. And growing our salesforce is a key motivating factor of this transaction. We expect to increase our global sales force to over 30 by 2023 and over 80 by 2025. To support their efforts, ProSomnus will deploy an integrated Sales and Marketing plan to jointly drive growth. The goals for the direct salesforce will be to facilitate prescription shift. They will educate healthcare providers on the benefits of ProSomnus devices, and help them to establish efficient referral relationships between managing physicians, sleep physicians and dental sleep medicine providers. Once an efficient channel is established by the direct sales team, marketing will layer in targeted, digital, direct to consumer marketing to create a “Push / Pull” dynamic.

Slide 20

There is growing clinical evidence indicating ProSomnus’s oral devices’ performance. We have numerous data points published in peer reviewed medical journals and scientific conferences. ProSomnus will continue to invest in medical affairs to investigate the effectiveness of our devices and support content that is essential for education and advocacy.

Slide 21

ProSomnus is honored that our devices are associated with several forthcoming, high-impact clinical studies led by leading investigators at prominent research institutions.

The FLOSAT study, acronym for Front Line OSA Therapy Study, is a head to head cross over study featuring ProSomnus devices and CPAP devices. The study is designed to evaluate treatment effectiveness, quality of life and patient preference, and was manifested out of the ongoing CPAP recall. We expect preliminary data in the fourth quarter of 2022.

The SOS study, acronym for Severe OSA Study, is designed to evaluate the safety and efficacy of treating severe OSA patients with ProSomnus devices. If successful, ProSomnus devices will be the first device with a severe indication for use. The FDA has approved the study protocol and we expect that enrollment will begin in mid June 2022.

The Hypoxic Burden pilot study, led by Harvard Brigham and Women’s, is designed to address the question of whether precision oral appliances reduces hypoxic burden in patients with OSA. Prior research has demonstrated that hypoxic burden predicts cardiovascular events in patients with sleep apnea.

Slide 22

ProSomnus has assembled a high-performance, high-functioning team with a proven track record of commercializing medical devices. Importantly, many of the team members have worked together for dozens of years, first meeting in prior business endeavors.

Sung Kim, for example, is ProSomnus’ CTO and Co-Founder. Sung has over a dozen medical device patents and leads both research and development and manufacturing operations for ProSomnus.

Another important facet of this team is our medical affairs professionals, who are leading educators, investigators, and clinicians.

Dr John Remmers, for example, is a pulmonologist, and is the researcher first credited with identifying obstructive sleep apnea as a disease.

We believe that our team is well positioned to lead Prosomnus through our four pillars of growth.

Slide 23

We believe that ProSomnus has significant growth potential. With the proceeds from this transaction and based on current management estimates, we anticipate driving top line compound annual growth of 70% from 2021 to 2023, in line with growth in our most recent fiscal year. We expect that such top line growth will be driven by our key initiatives: North American sales team expansion, international market expansion, direct to consumer advertising and commercialization of our next generation product.

Gross margins are forecasted to expand from 52% in 2021 to 65% in 2023. Again, due to using the proceeds from this transaction, gross margin expansion will be driven by investments in automation, software upgrades, process improvements, as well as economies of scale and favorable product mix as our new product becomes available.

We anticipate steady improvement of adjusted EBITDA margins driven by topline revenue growth, and gross margin expansion through 2023.

Slide 24

Turning to the transaction overview, you’ll see that Lakeshore has $55 million cash in trust, which is merging with ProSomnus at a pro forma enterprise value of $168 million, assuming that no Lakeshore shareholders elect to have their shares redeemed. In addition to Lakeshore’s current cash in trust that is subject to redemption, the transaction is expected to be supported by $30 million convertible debt facilities from a group of investors led by Cohanzick Management LLC. Importantly, this transaction also contemplates a significant equity rollover from existing ProSomnus shareholders. ProSomnus is expected to start its journey as a public company with significant cash to fund its strategic expansion initiatives, potentially accelerating growth into 2023 and beyond.

Slide 25

ProSomnus’s valuation is based on a range of comparable companies, as displayed on slide 25. On a growth adjusted basis, you can see that ProSomnus’s valuation is at a significant discount to these comps.

Slide 26

As the most effective therapy for mild and moderate OSA, we believe that ProSomnus is uniquely positioned for accelerated growth in a rapidly growing and underserved market. ProSomnus offers a compelling opportunity to transform the treatment and management of OSA for both patients, providers and payors. We are thrilled to begin our journey as a public company and we are grateful for your interest in, and support of, ProSomnus. Thank you for your time.

Important Information About the Proposed Business Combination and Where to Find It

This communication relates to a proposed business combination between Lakeshore and ProSomnus. A full description of the terms of the business combination will be provided in a Registration Statement on Form S-4 and proxy statement to be filed with the SEC by Lakeshore. The proxy statement will be mailed to Lakeshore’s shareholders as of a record date to be established for voting at the shareholders’ meeting relating to the proposed transactions. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lakeshore’s shareholders and other interested persons are advised to read, when available, the Registration Statement on Form S-4 and proxy statement and the amendments thereto and other documents filed in connection with the proposed business combination, as these materials will contain important information about ProSomnus, Lakeshore and the proposed business combination. The Registration Statement on Form S-4 and the proxy statement and other documents filed with the SEC, once available, may be obtained without charge at the SEC’s website at www.sec.gov, or by directing a written request to Lakeshore, 667 Madison Avenue, New York, NY 10065.

Participants in the Solicitation

Lakeshore, certain shareholders of Lakeshore, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Lakeshore’s shareholders with respect to the proposed business combination. A list of the names of Lakeshore’s directors and executive officers and a description of their interests in Lakeshore is contained in Lakeshore’s registration statement on Form S-1, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a written request to Lakeshore, 667 Madison Avenue, New York, NY 10065. Additional information regarding the interests of such participants will be contained in the Registration Statement on Form S-4 and proxy statement for the proposed business combination when available.

ProSomnus and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Lakeshore in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement for the proposed business combination when available.

Forward-looking Statements

Except for historical information contained herein, this communication contains certain “forward-looking statements” within the meaning of the federal U.S. securities laws with respect to the proposed business combination between Lakeshore and ProSomnus, the benefits of the transaction, the amount of cash the transaction will provide ProSomnus, the anticipated timing of the transaction, the services and markets of ProSomnus, our expectations regarding future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities, future plans and intentions, results, level of activities, performance, goals or achievements or other future events. These forward-looking statements generally are identified by words such as “anticipate,” “believe,” “expect,” “may,” “could,” “will,” “potential,” “intend,” “estimate,” “should,” “plan,” “predict,” or the negative or other variations of such statements, reflect our management’s current beliefs and assumptions and are based on the information currently available to our management. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Lakeshore’s securities; (ii) the risk that the transaction may not be completed by Lakeshore’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Lakeshore; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the business combination agreement by the stockholders of Lakeshore, the satisfaction of the minimum cash amount following any redemptions by Lakeshore’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on ProSomnus’s business relationships, operating results and business generally; (vii) risks that the proposed transaction disrupts current plans and operations of ProSomnus; (viii) the outcome of any legal proceedings that may be instituted against ProSomnus or Lakeshore related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Lakeshore’s securities on a national securities exchange; (x) changes in the competitive industries in which ProSomnus operates, variations in operating performance across competitors, changes in laws and regulations affecting ProSomnus’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xii) the risk of downturns in the market and ProSomnus’s industry including, but not limited to, as a result of the COVID-19 pandemic; (xiii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; (xiv) the inability to complete its debt financing; and (xv) risks and uncertainties related to ProSomnus’s business, including, but not limited to, risks relating to the uncertainty of the projected financial information with respect to ProSomnus; risks related to ProSomnus’s limited operating history, the roll-out of ProSomnus’s business and the timing of expected business milestones; ProSomnus’s ability to implement its business plan and scale its business, which includes the recruitment of healthcare professionals to prescribe and dentists to deliver ProSomnus oral devices; the understanding and adoption by dentists and other healthcare professionals of ProSomnus oral devices for mild-to-moderate OSA; expectations concerning the effectiveness of OSA treatment using ProSomnus oral devices and the potential for patient relapse after completion of treatment; the potential financial benefits to dentists and other healthcare professionals from treating patients with ProSomnus oral devices and using ProSomnus’s monitoring tools; ProSomnus’s potential profit margin from sales of ProSomnus oral devices; ProSomnus’s ability to properly train dentists in the use of the ProSomnus oral devices and other services it offers in their dental practices; ProSomnus’s ability to formulate, implement and modify as necessary effective sales, marketing, and strategic initiatives to drive revenue growth; ProSomnus’s ability to expand internationally; the viability of ProSomnus’s intellectual property and intellectual property created in the future; acceptance by the marketplace of the products and services that ProSomnus markets; government regulations and ProSomnus’s ability to obtain applicable regulatory approvals and comply with government regulations, including under healthcare laws and the rules and regulations of the U.S. Food and Drug Administration; and the extent of patient reimbursement by medical insurance in the United States and internationally. The foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of proxy statement, when available, and other documents filed by Lakeshore from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and neither ProSomnus nor Lakeshore assume any obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements. Neither Lakeshore nor ProSomnus gives any assurance that either Lakeshore or ProSomnus, or the combined company, will achieve its expectations.

Non-solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination or any other matter and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Lakeshore, ProSomnus or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.